Exhibit (a)(2)(B)

Accredited Home Lenders Holding Co.

15253 Avenue of Science

San Diego, California 92128

(858) 676-2100

September 21, 2007

Dear Stockholder:

We are writing to inform you that Accredited Home Lenders Holding Co. (the “Company” or “Accredited”), LSF5 Accredited Investments, LLC, a Delaware limited liability company (“Parent”), and LSF5 Accredited Merger Co., Inc. a Delaware corporation and a wholly owned subsidiary of Parent (“Offeror”, and together with Parent, “Lone Star”) have amended the terms of the pending acquisition of the Company by Lone Star.

As you are aware, pursuant to the Agreement and Plan of Merger, dated as of June 4, 2007 (as amended by a first amendment thereto, dated as of June 15, 2007, the “Original Merger Agreement”), Offeror commenced an offer to purchase all of the outstanding shares of common stock of the Company. The terms of that offer have now changed. On September 18, 2007, the parties entered into a second amendment to the Original Merger Agreement (such amendment, the “Amendment”). Under the terms of the Amendment, and subject to the conditions set forth in Offeror’s Supplement to the Offer to Purchase and related materials enclosed with this letter, Accredited stockholders now have the right to receive $11.75 in cash for each Accredited share tendered in the offer, a reduction from the original offer price of $15.10 in cash. Pursuant to the terms of the Amendment, the offer has been extended and is currently scheduled to expire at 12:00 midnight, New York City time, on October 5, 2007, unless further extended.

The tender offer is conditioned upon, among other things, a majority of the Company’s outstanding shares being validly tendered and not withdrawn prior to the expiration of the tender offer. If successful, the tender offer will be followed by the merger of Offeror into the Company, with the Company being the surviving corporation. In the merger, shares of Common Stock not purchased in the tender offer (other than any shares of Common Stock in respect of which appraisal rights are validly exercised and perfected under Delaware law) will be converted into the right to receive the same $11.75 per share cash payment, without interest, paid in the tender offer.

The Company’s Board of Directors has unanimously approved the terms of the Original Merger Agreement as amended by the Amendment, the amended tender offer and the merger, and has determined that the Original Merger Agreement, as amended by the Amendment, and the transactions contemplated thereby (including the amended tender offer and the merger) are advisable, fair to and in the best interests of the stockholders of the Company. ACCORDINGLY, THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER ON THE AMENDED TERMS AND TENDER YOUR SHARES TO OFFEROR PURSUANT TO THE TENDER OFFER.

In arriving at its recommendation, the Accredited board of directors gave careful consideration to a number of factors which are described in the attached amendment to the Company’s Schedule 14D-9 filed with the Securities and Exchange Commissions in connection with the original tender offer.

Offeror’s Supplement to the Offer to Purchase, including an amended letter of transmittal for use in tendering your shares of Common Stock, sets forth the terms and conditions of the amended offer and the merger, include additional important information, and provides instructions as to how to tender your shares of Common Stock. We urge you to read these materials carefully.

On behalf of the Board of Directors and management of Accredited, we thank you for your continuing support.

Sincerely,

James A. Konrath

Chairman and Chief Executive Officer